Filed by Citigroup Inc. pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 13e-4(c) and

deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Citigroup Inc.

Registration No. 333-158100

July 16, 2009

To:	Citigroup Colleague Stockholders
From:	Richard D. Parsons, Chairman of the Board of Directors

Proxy Deadline Approaching

If you held Citigroup common stock as of the close of business on June 16, 2009, we want to urge you to vote.

You should have received proxy materials asking you to consent to eliminate certain rights of holders of Public Preferred Depositary Shares. The “proxy deadline” is soon approaching and is currently scheduled to occur on July 24, 2009.

Your shares cannot be voted unless you give your specific instructions and either sign, date and return your proxy card or voting instruction form; or vote by telephone or Internet.

The Board of Directors unanimously recommends that stockholders vote “FOR” the four proposals as set forth in the “Preferred Proxy Statement” that was previously sent to you. The “Preferred Proxy Statement” as it is referred to can be viewed in its entirety at http://www.citigroup.com/citi/fin/offermaterials.htm

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Please Note: The first proposal, or Dividend Blocker Amendment, proposes to eliminate the priority of Public Preferred Depositary Shares over Common Stock in the payment of future dividends. This proposal, if approved, would not block future dividends to Common Stockholders.

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Similarly, the second proposal, or Director Amendment, proposes to eliminate rights of holders of Public Preferred Depositary Shares to elect two members of the Citigroup board of directors if dividends are not paid on the Public Preferred Depositary Shares for six quarters (three semi-annual periods in the case of the Series E Public Preferred Depositary Shares) whether or not consecutive.

Your vote is extremely important. To be sure your vote is counted, please vote today by signing, dating and returning your proxy card or by using the toll free telephone voting service or the Internet. Voting instructions are located on the proxy card or voting instruction form.

If you have any questions regarding any of the four proposals or on how to vote your shares, please call Morrow & Co., LLC; toll free at (800) 445-0102.

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Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

In connection with the exchange offers, Citi has filed a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials with the Securities and Exchange Commission (the “SEC”) on June 18, 2009. This registration statement has not yet become effective. Citi has mailed a preliminary prospectus, and will mail a final prospectus, to the holders of its series of convertible and non-convertible public preferred stock and TRUPS and E-TRUPS that may be eligible to participate in the exchange offer. Holders of these series of preferred stock, TRUPS and E- TRUPS are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock, Citi has filed definitive proxy statements with the SEC. The definitive proxy statements and accompanying proxy cards and voting materials have been mailed to security holders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials because they contain important information.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its definitive proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 19, 2009. The proxy statements contain additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise.